AB 3/3

*KH 3/2

RECEIVED
FEB 24 2011
WASH. D.C.
200
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11016826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Merrilees — (312) 362-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/3

OATH OR AFFIRMATION

I, Robert Merrilees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spot Trading L.L.C., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Robert Merrilees
Manager

Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
MARCIA M SALERNO
MY COMMISSION EXPIRES
AUGUST 25, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Subordinated Borrowings.
- ☐ (e) Statement of Changes in Member's(s') Equity.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3 and Possession or Control Requirements Under Rule 15c3-3.
- ☐ (i) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (k) An Oath or Affirmation.
- ☐ (l) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spot Trading L.L.C.

(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Member
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. (the Company), a wholly owned limited liability company of Spot Holdings L.P. as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 22, 2011

Spot Trading L.L.C.

(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 2,947
Securities owned, at fair value	1,399,306,457
Receivable from broker-dealer	487,616,484
Fixed assets (net of accumulated depreciation and amortization of $6,248,409)	5,450,515
Prepaid expenses	469,245
Other assets	10,085
Total assets	$1,892,855,733
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$1,759,209,270
Payable to Parent, net	3,898,664
Payable to Affiliate	66,306
Accounts payable, accrued expenses, and other liabilities	3,392,708
Accrued compensation and benefits	11,209,682
	1,777,776,630
Subordinated borrowings	20,000,000
Member's equity	95,079,103
Total liabilities and member's equity	$1,892,855,733

See accompanying notes.

Spot Trading L.L.C.

(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Nature of Business

On April 1, 2010, Spot Trading L.L.C. (Spot Trading or the Company) reorganized its corporate structure. Under the new organization, three new legal entities were established: Spot Holdings L.P. (the Parent) and its general partner, Spot GP L.L.C. (Spot GP), and Spot Technologies L.L.C. (the Affiliate). The Parent, a Delaware holding company, is the 100% owner of both Spot Trading and the Affiliate. The Affiliate is an intellectual property holding company with limited operations. The Parent is the manager of the Company, and Spot GP is the general partner of the Parent.

Spot Trading is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company is a technology-focused proprietary trading firm that engages in various trading activities, primarily buying, selling, and dealing as a principal in U.S. exchange-traded options and equity securities for its own account. The Company is a member of the Chicago Board Options Exchange, Incorporated (CBOE), an Electronic Access Member of the International Securities Exchange, LLC, a member organization of the NASDAQ OMX PHLX LLC, and a market maker on both the NYSE Arca Options trading platform of NYSE Arca, Inc. and the NYSE Amex Options trading platform of NYSE Amex, LLC. The Company is also registered with the Financial Industry Regulatory Authority (FINRA). The Company clears all transactions through another broker-dealer, Goldman Sachs Execution & Clearing L.P. (GSEC).

The Company is an Illinois limited liability company, and shall only dissolve if the manager determines to dissolve the Company or if the Company has no members or interest holders for 30 consecutive days. The Company's Chief Executive Officer is Robert Merrilees. Prior to the reorganization in 2010, Mr. Merrilees was the manager of the Company. All business is conducted from the Company's office in Chicago, Illinois.

The accompanying statement of financial condition reflects the stand-alone statement of financial condition of Spot Trading for the year ended December 31, 2010.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Financial Instruments

Proprietary equity securities, which include common stock and exchange-traded funds (ETFs), and derivative financial instruments, which include option and futures contracts that derive their value from underlying assets, indices, or a combination of these factors, are recorded in securities owned and securities sold, not yet purchased in the statement of financial condition on a trade-date basis.

Securities sold, not yet purchased are collateralized by cash and securities owned that are on deposit with the clearing broker. Substantially all securities owned are pledged to the clearing broker, with the exception of the Class A-1 and Class A-2 common stock of CBOE (see discussion of exchange membership and common stock in exchange in Note 2 to the statement of financial condition), on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from broker-dealer in the statement of financial condition.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established fair value hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices or exchange settlement prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

When available, the Company uses quoted market prices in active markets to determine the fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

In determining fair value for financial instruments, the Company separates its securities owned and securities sold, not yet purchased into two categories: equity securities (including common stock and ETFs) and derivative financial instruments (including options and futures).

2. Significant Accounting Policies (continued)

Equity Securities — The Company's equity securities may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's equity securities typically fall within Level 1 or Level 2 because they are exchange-traded and valued using quoted market prices or other observable inputs. Listed equity securities that are actively traded are classified within Level 1 of the fair value hierarchy. Equity securities that are in bankruptcy, are restricted, or are not actively traded are generally classified within Level 2 of the fair value hierarchy. Equity securities where volume has declined significantly, or no exchange-trading exists and are valued using unobservable inputs are classified within Level 3 of the fair value hierarchy.

Derivative Financial Instruments — The Company's derivative financial instruments may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's derivative financial instruments typically fall within Level 1 or Level 2 of the fair value hierarchy because they are exchange-traded and valued using quoted market prices, exchange settlement prices, or other observable inputs. Listed derivative financial instruments that are actively traded are classified within Level 1 of the fair value hierarchy. Derivative financial instruments that are not actively traded are generally classified within Level 2 of the fair value hierarchy. Derivative financial instruments where volume has declined significantly, the underlying security has been de-listed, or where trading activity does not appear orderly and are valued using unobservable inputs are classified within Level 3 of the fair value hierarchy.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include computer equipment, furniture, software, and leasehold improvements, recorded at cost, less accumulated depreciation and amortization.

Computer equipment includes servers, workstations, and networking equipment. Networking equipment is depreciated on an accelerated basis over useful lives of five years. Servers and workstations are depreciated on a straight-line basis over useful lives of three years.

Furniture includes office furniture and related fixtures. Furniture is depreciated on an accelerated basis over useful lives of seven years.

Software includes both purchased software and internally developed software. Purchased software is depreciated on a straight-line basis over useful lives of three years. Prior to April 1, 2010, the Company capitalized the qualifying costs incurred during the application development stage for internally developed software. The resulting asset was amortized on a straight-line basis over useful lives of three years. For treatment of internally developed software post-April 1, 2010, see Note 14 to the statement of financial condition.

Leasehold improvements include investments made to customize office space occupied under an operating lease to make it suitable for its intended use. Leasehold improvements are depreciated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fixed assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows related to the asset or asset group is less than the corresponding carrying value. No impairment loss for fixed assets was recorded for the year ended December 31, 2010.

2. Significant Accounting Policies (continued)

Leases

The Company leases office space under an operating lease. The Company recognizes occupancy expense related to the operating lease on a straight-line basis over the term of the lease. At December 31, 2010, the Company had $874,050 of accrued rent liability recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition to be amortized to occupancy expense over the term of the lease. The term of the lease commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property.

For tenant improvement allowances, the Company records a deferred liability and amortizes the liability over the lease term as a reduction to occupancy expense. At December 31, 2010, the Company had $827,215 of deferred liabilities for tenant improvement allowances recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective limited partners of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months.

2. Significant Accounting Policies (continued)

Although the Company is subject to examination by the U.S. Internal Revenue Service and various state and local tax authorities within the United States, all examinations with respect to the Company's federal income tax returns for years prior to 2008 have been closed. The Company is subject to examination by various state and local tax authorities within the U.S. for tax years subsequent to 2006. The Company is not currently under audit by any tax authorities.

Exchange Membership and Common Stock in Exchange

On December 10, 2009, the Board of Directors of the CBOE approved plans to pursue a demutualization and an initial public offering (IPO) of CBOE Holdings, Inc., a new holding company that would wholly own the CBOE (collectively, the transactions). The transactions were completed on June 15, 2010. At the time of the demutualization, the Company's CBOE exchange membership converted into 40,000 shares of Class A-1 common stock and 40,000 shares of Class A-2 common stock in CBOE Holdings, Inc. Additionally, the Company received a special dividend of $100,000. The shares of CBOE Holdings, Inc. represent an equity ownership interest in that company and have traditional features of common stock; however, the A-1 and A-2 shares are subject to certain customary transfer restrictions. The Class A-1 and Class A-2 shares are carried at fair value.

Following the demutualization and IPO on June 15, 2010, trading access to the CBOE is granted through a trading permit.

In October 2010, CBOE launched two concurrent tender offers for shares of its Class A-1 and Class A-2 common stock at a price of $25.00 per share. The tender offer was completed in November 2010, and the Company tendered 17,987 and 16,181 shares of its Class A-1 and Class A-2 common stock, respectively.

In December 2010, the lockup period on the Class A-1 shares expired. Following the expiry of the lockup period, all transfer restrictions associated with the Class A-1 shares were removed and the shares were converted to CBOE Holdings, Inc. unrestricted common stock. The lockup period on the remaining 23,819 Class A-2 shares will expire in June 2011. The remaining Class A-1 and Class A-2 shares are valued at the closing price of the stock on December 31, 2010, with a total value of $1,047,719 recorded in securities owned in the statement of financial condition.

3. Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) that amends the current fair value measurement and disclosure standards. The ASU requires reporting entities to disclose the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3 positions; disclose significant transfers between Level 1 and Level 2 and into and out of Level 3 on a gross basis, as well as the reason for the transfers; and disclose purchases, sales, issuances, and settlements separately in the Level 3 rollforward, rather than as one net number. The effective date of the ASU was for interim and annual periods beginning after December 15, 2009; however, the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis will be effective for interim and annual periods beginning after December 15, 2010. The ASU did not have a material effect on the amounts reflected in the statement of financial condition, or the fair value disclosures within the notes to the statement of financial condition.

4. Receivable from Broker-Dealer

Amounts receivable from broker-dealer at December 31, 2010, consist of the following:

Margin receivable	$ 488,951,415
Unsettled securities transactions payable, net	(469,595)
Dividends and interest payable, net	(865,336)
Total	$ 487,616,484

5. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth by security type, industry sector, and level within the fair value hierarchy the Company's securities owned and securities sold, not yet purchased at December 31, 2010.

	Level 1	Level 2	Level 3	Total
Securities owned				
Equity securities:				
Common stock:				
Basic materials	$ 53,281,567	$ 1,012,528	$ –	$ 54,294,095
Consumer products	118,082,059	163,408	–	118,245,467
Energy	205,564,007	2,009,204	–	207,573,211
Financial services	96,488,879	579,652	–	97,068,531
Healthcare	130,896,329	222,656	–	131,118,985
Industrial products	56,774,139	898,334	–	57,672,473
Media and telecommunications	79,565,328	1,943,793	–	81,509,121
Technology	145,361,407	15,304	–	145,376,711
	886,013,715	6,844,879	–	892,858,594
Exchange-traded funds	82,899,474	472,943	–	83,372,417
	968,913,189	7,317,822	–	976,231,011
Derivative financial instruments:				
Options on common stock:				
Basic materials	48,112,441	64,175	–	48,176,616
Consumer products	63,115,035	66,458	–	63,181,493
Energy	80,807,199	561,068	–	81,368,267
Financial services	35,256,034	25,120	–	35,281,154
Healthcare	46,051,029	267,801	–	46,318,830
Industrial products	34,728,859	1,458,452	–	36,187,311
Media and telecommunications	33,874,799	63,869	–	33,938,668
Technology	64,933,572	2,910	–	64,936,482
	406,878,968	2,509,853	–	409,388,821
Options on exchange-traded funds	13,665,707	20,918	–	13,686,625
	420,544,675	2,530,771	–	423,075,446
Total securities owned	$ 1,389,457,864	$ 9,848,593	$ –	$ 1,399,306,457

5. Financial Instruments (continued)

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased				
Equity securities:				
Common stock:				
Basic materials	$ 103,949,245	$ 76,549	$ –	$ 104,025,794
Consumer products	164,327,096	468,756	–	164,795,852
Energy	195,933,381	4,832,064	–	200,765,445
Financial services	101,435,205	187,991	–	101,623,196
Healthcare	96,760,807	1,315,299	–	98,076,106
Industrial products	132,855,018	5,433,509	–	138,288,527
Media and telecommunications	104,740,345	139,771	–	104,880,116
Technology	112,275,934	37,605	–	112,313,539
	1,012,277,031	12,491,544	–	1,024,768,575
Exchange-traded funds	375,654,972	461,404	–	376,116,376
	1,387,932,003	12,952,948	–	1,400,884,951
Derivative financial instruments:				
Options on common stock:				
Basic materials	40,168,363	131,453	–	40,299,816
Consumer products	39,963,106	19,575	–	39,982,681
Energy	83,633,590	189,544	–	83,823,134
Financial services	22,310,576	1,600	–	22,312,176
Healthcare	39,005,228	2,242,072	–	41,247,300
Industrial products	20,615,679	53,053	–	20,668,732
Media and telecommunications	18,961,152	155,676	–	19,116,828
Technology	40,562,809	4,315	–	40,567,124
	305,220,503	2,797,288	–	308,017,791
Options on exchange-traded funds	50,198,230	108,298	–	50,306,528
	355,418,733	2,905,586	–	358,324,319
Total securities sold, not yet purchased	$ 1,743,350,736	$ 15,858,534	$ –	$ 1,759,209,270

As December 31, 2010, $1,398,258,738 of the securities owned were pledged to the clearing broker. ETFs and options on ETFs include index ETFs and commodity ETFs. The index ETFs include those that track the general stock market, as well as specific industries.

5. Financial Instruments (continued)

At December 31, 2010, the Company had no futures contracts outstanding. For the year ended December 31, 2010, the Company had no assets or liabilities classified as Level 3 securities. Additionally, for the year ended December 31, 2010, the Company had no significant transfers in and out of Level 1 or Level 2 and no transfers in and out of Level 3. The level assigned to a particular security and the inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Derivative Activities

Derivative financial instruments include options and futures contracts that derive their value from underlying assets, indices, or a combination of these factors. Derivative financial instruments may involve future commitments to purchase or sell other financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified securities or indices. All of the Company's derivative contracts are entered into to take proprietary positions as part of the Company's trading activities and do not qualify for hedge accounting.

The fair value of the Company's derivative financial instruments is reflected in the statement of financial condition. The following table sets forth the fair value of the Company's derivative assets and liabilities by security type included in securities owned and securities sold, not yet purchased in the statement of financial condition at December 31, 2010:

	Securities Owned	Securities Sold, Not Yet Purchased
Derivative contracts accounted for as trading activities:		
Options	$ 423,075,446	$ 358,324,319
Fair value of derivative contracts	$ 423,075,446	$ 358,324,319

The daily average number of open contracts for the year ended December 31, 2010, for derivative assets and liabilities was 1,964,071 and 1,298,983, respectively.

5. Financial Instruments (continued)

Derivative financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition. See Note 10 to the statement of financial condition for a discussion of these risks. The Company manages risk exposures related to its derivative contracts through diversification, by controlling position size, by entering into offsetting positions, and through various analytical monitoring techniques.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2010:

	Cost	Accumulated Depreciation and Amortization	Net
Computer equipment	$ 3,923,980	$ 2,508,906	$ 1,415,074
Furniture	929,149	672,421	256,728
Purchased software	1,086,106	870,168	215,938
Leasehold improvements	5,759,689	2,196,914	3,562,775
Total	$ 11,698,924	$ 6,248,409	$ 5,450,515

In connection with the legal entity reorganization and license agreement with the Affiliate during 2010, internally developed software is no longer owned by Spot Trading. See Note 14 to the statement of financial condition for further discussion.

7. Subordinated Borrowings

On August 12, 2010, the Company entered into two new subordinated revolving loans. The first loan provides for maximum borrowings of $20,000,000 that are guaranteed by GSEC (Guaranteed Loan). The second loan provides for maximum borrowings of $20,000,000 that are not guaranteed (Non-Guaranteed Loan). These loans replaced two subordinated revolving loans that provided aggregate borrowings up to $40,000,000 and whose commitments expired on August 26, 2010. The Company fully repaid the $25,000,000 outstanding under the previous subordinated revolving loans with borrowings under the new loans on August 13, 2010. The commitments for the new subordinated revolving loans provide for advances through, but not including, August 12, 2011 (the commitment period). Each advance is due on the maturity date of August 12, 2012. At December 31, 2010, the $20,000,000 outstanding on the revolving loans are under the Guaranteed Loan.

The subordinated borrowings constitute part of the Company's net capital under the SEC Net Capital Rule and may be repaid only if the Company continues to meet minimum net capital and other repayment requirements as defined in Rule 15c3-1 of the SEC Net Capital Rule after giving effect to such repayment and has received approval from the SEC and other regulatory bodies to make such repayment. Borrowings under the revolving loans bear interest with reference to the Overnight LIBOR Rate (Overnight LIBOR Portions) or, at the option of the Company, with reference to the LIBOR Rate (LIBOR Portions) or Prime Rate (Prime Rate Portions). At December 31, 2010, all of the Company's outstanding borrowings were subject to the Overnight LIBOR Rate of 1.00% plus the LIBOR Margin of 5.00% for an overall rate of 6.00%.

Overnight LIBOR Portions bear interest at a rate per annum equal to the Overnight LIBOR Rate plus applicable LIBOR Margin. The Overnight LIBOR Rate is the greater of (a) the overnight U.S. dollar LIBOR Rate or (b) 1.00%. The LIBOR Margin is 5.00% and 6.00% for the Guaranteed Loan and Non-Guaranteed Loan, respectively, during the commitment period. LIBOR Portions bear interest at a rate per annum determined by adding the LIBOR Margin to the LIBOR Rate for the interest period selected (30, 60, or 90 days). Prime Rate Portions bear interest at a floating rate per annum determined by adding the applicable Prime Rate Margin to the Prime Rate in effect. The Prime Rate Margin is 4.00% and 5.00% for the Guaranteed Loan and Non-Guaranteed Loan, respectively, during the commitment period. Margins on all advances outstanding after the commitment period are subject to an additional 3.00% per annum.

7. Subordinated Borrowings (continued)

Payments and collections on the new revolving loans are applied first to obligations arising under the Non-Guaranteed Loan until paid in full, and thereafter to obligations under the Guaranteed Loan. The revolving loan agreements provided for a non-refundable up-front facility fee of $200,000 with respect to the Non-Guaranteed Loan. This amount is being amortized ratably over the term of the commitment. At December 31, 2010, $122,740 of unamortized facility fees are recorded in prepaid expenses on the statement of financial condition. Additionally, the agreements provide for a commitment fee of one percent (1.00%) per annum on the average daily unused portion of the bank's commitment. The previous revolving loans that expired during 2010 provided for a non-refundable up-front facility fee of one percent (1.00%) per annum on the maximum amount of the bank's commitment and a commitment fee of one percent (1.00%) per annum on the unused portion of the bank's commitment.

The revolving loans are subject to a number of restrictive covenants that, in part, limit the ability of the Company to create liens on assets, engage in mergers and consolidations, incur indebtedness for borrowed money, declare dividends, or dispose of assets. The financial covenants under the revolving loans require the Company to maintain a minimum amount of Tangible Net Worth, as defined in the loan documents, not to be less than $60,000,000; to maintain a Total Leverage Ratio, as defined in the loan documents, of no more than 0.3334 to 1; and to maintain Excess Net Capital, as defined in the loan documents, of not less than the amount required by the SEC. As of December 31, 2010, the Company was in compliance with all covenants. As of December 31, 2010, the Company had no restrictions on its ability to draw the remaining amounts available under the revolving loans.

As the guarantor under the Guaranteed Loan, GSEC guarantees the full indebtedness to the bank under the Guaranteed Loan at maturity, or earlier upon an Event of Default, as defined in the loan documents. GSEC may exercise or enforce any right of exoneration, reimbursement, recourse, or subrogation available against anyone liable for the indebtedness under the Guaranteed Loan, including the Company, when the amount owed to the bank on both the Guaranteed Loan and Non-Guaranteed Loan have been fully paid and the commitments to extend credit have terminated or expired. In connection with GSEC providing the guaranty under the Guaranteed Loan, the Company has agreed to provide GSEC with certain rights, including indemnification and reimbursement for any loss or liability, or expense, legal and/or otherwise, incurred by GSEC in connection with its obligations under the guaranty. Beginning August 12, 2010, the drawn portion of the Guaranteed Loan is subject to a capital usage fee from GSEC. The fee is calculated as the Federal Funds Open rate plus 50 basis points.

8. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in February 2016, with an option to terminate on February 28, 2013. At December 31, 2010, the future minimum annual lease obligations, inclusive of additional estimated payments that may be required for certain increases in operating costs, were as follows:

2011	$ 975,941
2012	1,011,041
2013	1,047,430
2014	1,085,508
2015	1,125,040
Through 2016	192,246
Total	$ 5,437,206

In connection with the lease, the Company has delivered to the landlord an irrevocable standby letter of credit in the amount of $40,000, which expired on September 13, 2010. The Company has the option to extend the lease for one period of five years upon expiration of the original term in 2016.

The maximum payouts for option contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options are included in securities sold, not yet purchased in the statement of financial condition.

The Company, in the normal course of business, may be named as defendant in various legal proceedings. Management is not aware and has not been informed by counsel of any legal action that is pending against the Company at this time.

9. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Under the Guaranteed Loan, the Company has provided GSEC with certain indemnifications. See Note 7 to the statement of financial condition for a further description.

10. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options on equity securities. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

10. Financial Instruments with Off-Balance-Sheet Risk (continued)

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears all of its trades through GSEC, a U.S. financial institution. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

The Company also maintains its cash balances at one bank. Accounts held at the bank are fully insured by the Federal Deposit Insurance Corporation, regardless of the amount in the account, per depositor, per institution. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

11. Employee 401(k) Savings Plan

The Company maintains a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. Beginning January 1, 2011, employees will be eligible to join the plan the first day of the month following the employee hire date. Prior to January 1, 2011, employees were eligible to join the plan the first day of the month following 12 months of employment at the Company. Under this plan, employees may contribute a percentage of eligible compensation on both a pre-tax and after-tax basis. The Company generally matches a percentage of a participating employee's pre-tax contributions following 12 months of employment.

12. Member's Equity

2010 Reorganization

In conjunction with the corporate structure restructuring effective April 1, 2010, the members of Spot Trading contributed their limited liability company interests in the Company to the Parent in exchange for limited partnership interests in the Parent (Units) and became limited partners of the Parent. The former Class A-1 Units and Class A-2 Units in Spot Trading were exchanged for Class A-1 Units and Class A-2 Units, respectively, in the Parent. The former Class B and Class C Units in Spot Trading were exchanged for Class B-1 Units in the Parent, and the new Class B-1 limited partners were issued certain Class B-2 Units in the Parent at the discretion of the general partner. Additionally, certain limited partners made additional contributions to the Parent in exchange for additional Class B-1 and Class C-1 Units in the Parent.

Spot GP is the general partner of the Parent and has authority to manage the business and affairs of the Parent and, therefore, to manage the Parent's wholly owned subsidiary, Spot Trading. The Class A-1 limited partner has sole voting rights with respect to the Parent and Spot GP. Spot GP may only be removed as general partner of the Parent through Spot GP's withdrawal or upon the unanimous vote of the Class A-1 limited partners of the Parent.

13. Net Capital Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined by Rule 15c3-1. Net capital changes from day to day, but at December 31, 2010, the Company had net capital of $22,027,981, which was $20,845,305 in excess of its required minimum net capital. At December 31, 2010, the percentage of aggregate indebtedness to net capital was 80.5%.

Repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

14. Transactions with Parent Company, Affiliates, and Related-Parties

Through October 31, 2010, the Parent's sole Class A-1 limited partner had a minority ownership interest in YJT Solutions, LLC (YJT Solutions), a provider of technology and consulting services to the Company. As of October 31, 2010, the Class A-1 limited partner redeemed its entire ownership interest in YJT Solutions in exchange for a personal unsecured promissory note payable over three years in equal annual installments plus interest. The Company owed $277,825 for professional fees and hardware purchases to YJT Solutions at December 31, 2010, with such amounts included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

As of December 31, 2010, the Company had a net distribution payable to the Parent of $3,898,664 recorded in payable to Parent, net, in the statement of financial condition. The net distribution payable primarily represents a withdrawal to pay discretionary bonus payments to various limited partners of the Parent.

In conjunction with the corporate restructuring, the Company and the Affiliate entered into a non-exclusive, non-transferable, non-sublicensable, royalty-free right and license to use the Affiliate's intellectual property in connection with its normal course of business. Accordingly, the cost basis of internally developed software, and the associated accumulated amortization, was distributed to the Parent in conjunction with the licensing arrangement. The Parent concurrently transferred the internally developed software to the Affiliate. At the time of the transfers, the Company determined that the net book value of the internally developed software approximated fair value. The net book value of all internally developed software transferred at the time of the reorganization was $199,553. For the period from April 1, 2010 through December 31, 2010, the Company incurred an additional $261,152 of internally developed software. This amount was distributed on a monthly basis during 2010 to the Parent and concurrently transferred to the Affiliate.

14. Transactions with Parent Company, Affiliates, and Related-Parties (continued)

The following is a summary of consolidated financial information of the Parent, including the results of the Company and the Affiliate, for comparison to the Company's stand-alone results as of and for the year ended December 31, 2010. Spot Holdings amounts are presented as if the reorganization was completed on January 1, 2010, and thus includes three months of Spot Trading prior to the corporate restructuring.

	Spot Trading Stand-Alone	Spot Holdings L.P. Consolidated
Total assets	$1,892,855,733	$1,893,335,025
Member's(s') equity	95,079,103	95,498,788

15. Subsequent Events

The Parent withdrew $6,029,218 of member's equity subsequent to December 31, 2010. Of the withdrawals, $3,997,174 was included in payable to Parent, net, in the statement of financial condition as of December 31, 2010. The remaining withdrawal amount reduced member's equity, and was made for the purposes of funding the various withdrawals of the Parent's limited partners.

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Members of Management
Spot Trading L.L.C.

We have performed the procedures enumerated below, which were agreed to by the Members of Management of Spot Trading L.L.C. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Chicago Board Options Exchange, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on SEC Form X-17A-5 (FOCUS) with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 22, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051855 CBOE DEC
SPOT TRADING LLC 10*10
440 S LASALLE ST STE 2800
CHICAGO IL 60605-5017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Brodsky 312-362-4637

2. A. General Assessment (item 2e from page 2)		$ 266,562.46
B. Less payment made with SIPC-6 filed (exclude interest) July 26, 2010 (Date Paid)		(91,406.65)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		175,155.81
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 175,155.81
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 175,155.81	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spot Trading LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 129,440,158.16
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	129,440,158.16
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,902,617.77
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	1,846,502.72
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	28,789.58
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,037,265.36	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	11,037,265.36
Total deductions	22,815,175.43
2d. SIPC Net Operating Revenues	$ 106,624,982.73
2e. General Assessment @ .0025	$ 266,562.46

(to page 1, line 2.A.)

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STATEMENT OF FINANCIAL CONDITION

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of
Spot Holdings L.P.)
December 31, 2010
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG